[GLEN BURNIE BANCORP LETTERHEAD]

December 9, 2009

Via EDGAR

Mr. Hugh West
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Glen Burnie Bancorp (the “Company”)
Form 10-K for the Fiscal Year ended December 31, 2008
Form 10-Q for the Quarter ended September 30, 2009
File No. 000-24047

Dear Mr. West:

I am writing to you in response to your follow up letter of December 1, 2009 regarding the referenced file number.  As discussed today by telephone by our counsel and Mr. Marc Thomas, the Company is gathering the information in response to your comments and will respond during the week of December 28, 2009.  Thank you.

Should you require any further information, please contact me or our counsel, Mr. Hillel Tendler at 410-332-8552.

Sincerely,

GLEN BURNIE BANCORP

        /s/  John E. Porter
John E. Porter
Chief Financial Officer

cc:	Mr. Michael G. Livingston
Chief Executive Officer

Marc Thomas, Staff Accountant